Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the use of our reports dated February 28, 2008, with respect to the consolidated balance sheets of NBT Bancorp Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference in this Registration Statement on Form S-8 of NBT Bancorp Inc. related to the registration of shares for the 2008 Omnibus Incentive Plan.

/s/ KPMG LLP

Albany, New York
May 16, 2008